PURE GOLD
MINERALS INC. T.PUG

02015609

02 MAR -5 AM 8:38

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dw 3/7

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE

PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 4, 2002 *TSE SYMBOL: PUG*

BUFFALO HILLS PROPERTY WINTER FIELD PROGRAM NOW COMPLETE; MINI-BULK SAMPLE COLLECTED FROM K6 KIMBERLITE

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold") reports that the field portion of the winter program on the Buffalo Hills property in north-central Alberta has been completed. The program included delineation drilling of the K252 kimberlite and the collection of a small mini-bulk sample from the K6 kimberlite. In addition, one new geophysical anomaly was drill tested without intersecting kimberlite.

K252 Kimberlite

K252 was discovered in early 2000 under glacial overburden of approximately 75 metres. As announced on May 24, 2001, a 22.8 tonne sample collected from the kimberlite in March 2001 returned a total of 12.54 carats of diamonds greater than 0.8 mm, including one stone weighing 0.94 carat. Interpretation of the geophysical data indicated that K252 could be up to two hectares in size. During February 2002, a delineation drilling program was completed to test the geophysical interpretation and better define the size and shape of the kimberlite. Seven 12 cm diameter holes were drilled by reverse circulation along the outer edge of the geophysical anomaly to depths of approximately 200 metres. Significant intersections of kimberlite were encountered in two of the holes, confirming that K252 is irregular in shape and likely less than two hectares in size.

A final determination on future work on K252 will be made following the evaluation of all of the data acquired to date. There are no plans to collect a larger sample from K252 at the present time.

K6 Kimberlite

K6 was discovered in early 1997 and is located 500 metres southeast of K252. The body is represented by two magnetic high anomalies with their peaks approximately 400 metres apart. The geophysical anomaly at K6 is approximately 250 x 600 metres. In 1998, a 13.96 tonne mini-bulk sample collected near the center of the northern magnetic anomaly returned 0.876 carats of diamonds including a yellow diamond weighing 0.76 carat.

A ground gravity survey completed in February of this year identified a strong gravity signature associated with K6. The centre of the gravity anomaly on the northern portion of K6 is associated with an untested magnetic low approximately 100 metres south of the peak of the magnetic high. To test this portion of the kimberlite, a single vertical hole was drilled by reverse circulation in the center of the gravity anomaly. The hole intersected kimberlite near the surface and terminated in kimberlite at 200 metres. Approximately six tonnes of material were recovered and will be processed for macrodiamonds using the dense media separation plant at Ashton's laboratory in North Vancouver. Results are expected in the second quarter.

The joint venturers on the Buffalo Hills property and their approximate beneficial interests are Pure Gold (PUG.TSE) 10 percent, Ashton Mining of Canada Inc. ("Ashton") (ACA.TSE) 45 percent, and Alberta Energy Company Ltd. (AEC.TSE) 45 percent.

Ashton is the operator of the Alberta programs. Brooke Clements, Professional Geologist who is Ashton's Vice President, Exploration, is responsible for their design and conduct.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca